Exhibit 99.1

NICE Reports 7% Increase in Non-GAAP Revenue and 27% Increase in
Non-GAAP EPS for the Third Quarter 2015

Company Raises Full-Year 2015 EPS Guidance

Ra’anana, Israel, October 29, 2015 - NICE Systems (NASDAQ: NICE) today announced results for the third quarter and nine months ended September 30, 2015.

Third Quarter 2015 Non-GAAP Financial Highlights:

•	Revenue of $221 million, up 7% year-over-year
•	Gross margin of 69.8% compared to 67.2% last year
•	Operating profit increased 45% year-over-year to $56 million
•	Operating margin increased to 25.2% compared to 18.5% last year
•	Fully diluted earnings per share of $0.75, up 27% year-over-year

“It was another strong quarter for NICE resulting from all around solid execution,” said Barak Eilam, CEO of NICE. “We reported very good year-over-year top and bottom line results in which revenues increased 10%, excluding the impact of foreign currency exchange rates, and earnings per share grew 27% supported by an operating margin that exceeded 25%. Backed by strong demand and a healthy pipeline, we are looking forward to a strong finish for the year.”

Mr. Eilam continued, “The execution of our long term strategic initiatives continues to move forward as planned.  We are now a more simplified, true enterprise software company focused on analytics, and our business is aligned across all dimensions, including  technologies, customers, and markets.”

Dividend Declaration

The Company declared a cash dividend for the third quarter of 2015 of $0.16 per share. The record date will be November 10th, 2015 and the payment date will be November 24th, 2015. Tax will be withheld at a rate of 15%.

Non-GAAP Financial Highlights for the Third Quarter Ended September 30:

The following non-GAAP financial data are from continuing operations, which exclude the results of the Intelligence and Physical Security divisions for both 2015 and 2014.

Revenues: Third quarter 2015 non-GAAP total revenues were $221.1 million, up 6.5% from $207.5 million for the third quarter of 2014.

Gross Profit: Third quarter 2015 non-GAAP gross profit and non-GAAP gross margin increased to $154.3 million and 69.8%, respectively, from $139.5 million and 67.2%, respectively, for the third quarter of 2014.

Operating Income: Third quarter 2015 non-GAAP operating income and non-GAAP operating margin increased to $55.7 million and 25.2%, respectively, from $38.5 million and 18.5%, respectively, for the third quarter of 2014.

Net Income from Continuing Operations: Third quarter 2015 non-GAAP net income and non-GAAP net margin increased to $46.3 million and 21.0%, respectively, from $35.4 million and 17.1%, respectively, for the third quarter of 2014.

Fully Diluted Earnings Per Share from Continuing Operations: Third quarter 2015 non-GAAP fully diluted earnings per share increased 27.1% to $0.75, compared to $0.59 for the third quarter of 2014.

GAAP Financial Highlights for the Third Quarter Ended September 30:

The following GAAP financial data, excluding cash flow and cash balance, are from continuing operations, which exclude the results of the Intelligence and Physical Security divisions for both 2015 and 2014.

Revenues: Third quarter 2015 total revenues increased 6.5% to $221.1 million compared to $207.5 million for the third quarter of 2014.

Gross Profit: Third quarter 2015 gross profit and gross margin increased to $146.5 million and 66.3%, respectively, from $131.5 million and 63.4%, respectively, for the third quarter of 2014.

Operating Income: Third quarter 2015 operating income and operating margin increased to $37.8 million and 17.1%, respectively, from $17.3 million and 8.4%, respectively, for the third quarter of 2014.

Net Income from Continuing Operations: Third quarter 2015 net income and net margin increased to $29.5 million and 13.3%, respectively, compared to $20.9 million and 10.1%, respectively, for the third quarter of 2014.

Fully Diluted Earnings Per Share from Continuing Operations: Fully diluted earnings per share for the third quarter of 2015 increased 41.2% to $0.48, compared to $0.34 for the third quarter of 2014.

Operating Cash Flow and Cash Balance: Third quarter 2015 operating cash flow was $49.5 million. In the third quarter, $30.0 million was used for share repurchases and $9.6 million for dividends. As of September 30, 2015, total cash and cash equivalents, short term investments and marketable securities were $808.3 million, with no debt.

Fourth Quarter and Full-Year 2015 Guidance:

Fourth Quarter 2015: Fourth quarter 2015 non-GAAP total revenues are expected to be in a range of $262 million to $278 million. Fourth quarter 2015 non-GAAP fully diluted earnings per share are expected to be in a range of $0.97 to $1.08.

Full-Year 2015: The Company has reiterated and narrowed the range of its full-year 2015 non-GAAP total revenues to an expected range of $916 million to $932 million. The Company increased its full-year 2015 non-GAAP fully diluted earnings per share to be in a range of $3.06 to $3.17.

Quarterly Results Conference Call

NICE management will host its earnings conference call today, October 29th, 2015 at 8:30 AM EDT, 12:30 GMT, 14:30 Israel, to discuss the results and the company's outlook. To participate in the call, please dial in to the following numbers: United States 1-866-804-8688 or +1-718-354-1175, International +44(0)1296-480-100, United Kingdom 0-800-783-0906, Israel 1-809-242-041. The Passcode is 418 416 32. Additional access numbers can be found at http://www.btconferencing.com/globalaccess/?bid=54_attended. The call will be webcast live on the Company’s website at http://www.nice.com/news-and-events/ir-events. An online replay will also be available approximately two hours following the call. A telephone replay of the call will be available for 7 days after the live broadcast, and may be accessed by dialing: United States 1-877-482-6144, International +44(0)20-7136-9233, United Kingdom 0-800-032-9687. The Passcode for the replay is 176 851 57.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: amortization of acquired intangible assets, re-organization expenses, restructures expenses, share-based compensation, certain business combination accounting entries, settlement and related expenses and tax adjustment re non-GAAP adjustments. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Business combination accounting rules requires us to recognize a legal performance obligation related to a revenue arrangement of an acquired entity. The amount assigned to that liability should be based on its fair value at the date of acquisition. The non-GAAP adjustment is intended to reflect the full amount of such revenue. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income.

About NICE
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez, +972 9 775-3798, ir@nice.com, CET

Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Eilam, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company).  In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words.  Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	September 30,		September 30,
	2015	2014	2015	2014
	Unaudited	Unaudited	Unaudited	Unaudited

Revenue:
Product	$68,266	$60,155	$207,821	$180,459
Services	152,819	147,309	445,488	432,154
Total revenue	221,085	207,464	653,309	612,613

Cost of revenue:
Product	15,726	14,738	47,238	46,310
Services	58,853	61,264	174,303	177,527
Total cost of revenue	74,579	76,002	221,541	223,837

Gross profit	146,506	131,462	431,768	388,776

Operating Expenses:
Research and development, net	32,361	30,939	92,919	91,944
Selling and marketing	51,921	53,868	162,218	161,614
General and administrative	21,331	22,897	64,287	63,648
Amortization of acquired intangible assets	3,091	4,255	9,968	15,513
Restructuring expenses	-	2,176	-	5,435
Total operating expenses	108,704	114,135	329,392	338,154

Operating income	37,802	17,327	102,376	50,622

Finance and other income, net	1,505	1,003	4,116	2,487

Income from continuing operations before tax	39,307	18,330	106,492	53,109
Taxes on income (tax benefit)	9,855	(2,599)	22,798	1,504
Net income from continuing operations	29,452	20,929	83,694	51,605

Discontinued operations
Gain on disposal and (loss) income from operations of discontinued operations	148,572	7,434	154,080	2,938
Taxes on income	35,080	1,471	36,336	1,543
Net income from discontinued operations	113,492	5,963	117,744	1,395

Net income	$142,944	$26,892	$201,438	$53,000

Basic income per share from continuing operations	$0.49	$0.36	$1.40	$0.87
Basic income (loss) per share from discontinued operations	$1.91	$0.10	$1.98	$0.02
Basic income per share	$2.40	$0.46	$3.38	$0.89

Diluted income per share from continuing operations	$0.48	$0.34	$1.36	$0.85
Diluted income (loss) per share from discontinued operations	$1.85	$0.10	$1.92	$0.02
Diluted income per share	$2.33	$0.44	$3.28	$0.87

Weighted average number of shares
outstanding used to compute:

Basic income (loss) per share	59,671	58,939	59,519	59,500
Diluted income (loss) per share	61,418	60,475	61,344	61,012

NICE SYSTEMS LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	September 30,		September 30,
	2015	2014	2015	2014
GAAP revenues	$221,085	$207,464	$653,309	$612,613
Valuation adjustment on acquired deferred service revenue	-	33	177	678
Non-GAAP revenues	$221,085	$207,497	$653,486	$613,291

GAAP cost of revenue	$74,579	$76,002	$221,541	$223,837
Amortization of acquired intangible assets on cost of product	(6,877)	(7,186)	(20,539)	(23,777)
Amortization of acquired intangible assets on cost of services	-	-	-	(326)
Cost of product revenue adjustment (1,2)	(100)	(131)	(371)	(341)
Cost of services revenue adjustment (1,2)	(799)	(692)	(2,047)	(3,647)
Non-GAAP cost of revenue	$66,803	$67,993	$198,584	$195,746

GAAP gross profit	$146,506	$131,462	$431,768	$388,776
Gross profit adjustments	7,776	8,042	23,134	28,769
Non-GAAP gross profit	$154,282	$139,504	$454,902	$417,545

GAAP operating expenses	$108,704	$114,135	$329,392	$338,154
Research and development (1,2)	(1,377)	(340)	(2,193)	(1,863)
Sales and marketing (1,2)	(3,094)	(3,161)	(8,098)	(10,035)
General and administrative (1,2)	(2,560)	(3,182)	(8,127)	(10,388)
Amortization of acquired intangible assets	(3,091)	(4,255)	(9,968)	(15,513)
Acquisition related expenses (3)	-	-	-	(213)
Settlement and related expenses	-	-	(390)	-
Restructuring expenses	-	(2,176)	-	(5,435)
Non-GAAP operating expenses	$98,582	$101,021	$300,616	$294,707

GAAP taxes on income	$9,855	$(2,599)	$22,798	$1,504
Tax adjustments re non-GAAP adjustments	1,024	6,672	7,431	17,234
Non-GAAP taxes on income	$10,879	$4,073	$30,229	$18,738

GAAP net income (loss) from continuing operations	$29,452	$20,929	$83,694	$51,605
Valuation adjustment on acquired deferred revenue	-	33	177	678
Amortization of acquired intangible assets	9,968	11,441	30,507	39,616
Share-based compensation (1)	6,948	7,506	19,854	21,663
Re-organization expenses (2)	982	-	982	4,611
Acquisition related expenses (3)	-	-	-	213
Restructuring expenses	-	2,176	-	5,435
Settlement and related expenses	-	-	390	-
Tax adjustments re non-GAAP adjustments	(1,024)	(6,672)	(7,431)	(17,234)
Non-GAAP net income (loss) from continuing operations	$46,326	$35,413	$128,173	$106,587

GAAP diluted earnings (loss) per share from continuing operations	$0.48	$0.34	$1.36	$0.85

Non-GAAP diluted earnings per share from continuing operations	$0.75	$0.59	$2.09	$1.75

Shares used in computing GAAP diluted earnings (loss) per share	61,418	60,475	61,344	61,012

Shares used in computing Non-GAAP diluted earnings per share	61,418	60,475	61,344	61,012

NICE SYSTEMS LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS (continued)
U.S. dollars in thousands

(1)	Share-based Compensation
		Quarter ended		Year to date
		September 30,		September 30,
		2015	2014	2015	2014
	Cost of product revenue	$(100)	$(131)	$(371)	$(341)
	Cost of service revenue	(755)	(692)	(2,003)	(3,011)
	Research and development	(439)	(340)	(1,255)	(1,863)
	Sales and marketing	(3,094)	(3,161)	(8,098)	(9,457)
	General and administrative	(2,560)	(3,182)	(8,127)	(6,991)
		$(6,948)	$(7,506)	$(19,854)	$(21,663)

(2)	Re-organization expenses
		Quarter ended		Year to date
		September 30,		September 30,
		2015	2014	2015	2014
	Cost of service revenue	$(44)	$-	$(44)	$(636)
	Research and development	(938)	-	(938)	-
	Sales and marketing	-	-	-	(578)
	General and administrative	-	-	-	(3,397)
		$(982)	$-	$(982)	$(4,611)

(3)	Acquisition related expenses
		Quarter ended		Year to date
		September 30,		September 30,
		2015	2014	2015	2014
	Sales and marketing	$-	$-	$-	$(2)
	General and administrative	-	-	-	(211)
		$-	$-	$-	$(213)

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	September	December 31,
	2015	2014
	Unaudited	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$332,730	$187,497
Short-term investments	98,734	65,744
Trade receivables	136,789	155,628
Other receivables and prepaid expenses	38,360	33,288
Inventories	7,633	6,969
Deferred tax assets	21,513	20,959
Current assets of discontinued operations	11,419	36,351

Total current assets	647,178	506,436

LONG-TERM ASSETS:
Long-term investments	376,789	246,721
Other long-term assets	27,499	25,954
Property and equipment, net	38,189	40,170
Other intangible assets, net	78,304	109,509
Goodwill	654,281	659,657
Long-term assets of discontinued operations	3,089	53,644

Total long-term assets	1,178,151	1,135,655

TOTAL ASSETS	$1,825,329	$1,642,091

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$11,732	$9,088
Deferred revenues and advances from customers	150,042	122,528
Accrued expenses and other liabilities	204,633	192,273
Current liabilities of discontinued operations	38,326	54,357

Total current liabilities	404,733	378,246

LONG-TERM LIABILITIES:
Deferred tax liabilities	18,208	23,281
Other long-term liabilities	18,009	19,005
Long-term liabilities of discontinued operations	5,740	8,103

Total long-term liabilities	41,957	50,389

SHAREHOLDERS' EQUITY	1,378,639	1,213,456

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,825,329	$1,642,091

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands

	Quarter ended		Year to date
	September 30,		September 30,
	2015	2014	2015	2014
	Unaudited	Unaudited	Unaudited	Unaudited

Operating Activities

Net income	$142,944	$26,892	$201,438	$53,000
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation and amortization	14,339	17,123	44,670	57,203
Stock based compensation	7,402	7,691	20,677	22,595
Excess tax benefit from share-based payment arrangements	(2,028)	(395)	(4,042)	(683)
Amortization of premium and discount and accrued interest on marketable securities	730	599	1,943	1,616
Deferred taxes, net	2,380	(3,346)	(4,028)	(13,908)
Changes in operating assets and liabilities:
Trade Receivables	(33,465)	1,407	(15,017)	17,492
Other receivables and prepaid expenses	(5,649)	652	(6,414)	229
Inventories	4,239	1,051	2,527	(908)
Trade payables	3,853	(5,340)	11,644	(7,587)
Accrued expenses and other current liabilities	62,534	(1,649)	49,926	(32,020)
Deferred revenue	669	(10,930)	53,175	21,705
Gain on sale and loss on disposal of discontinued operations	(148,428)	-	(148,428)	-
Other	(18)	7	2,581	(625)

Net cash provided by operating activities	49,502	33,762	210,652	118,109

Investing Activities

Purchase of property and equipment	(3,010)	(3,795)	(10,970)	(12,850)
Proceeds from sale of property and equipment	4	16	4	36
Purchase of Investments	(103,697)	(19,658)	(227,844)	(105,241)
Proceeds from Investments	20,612	23,879	63,154	97,367
Capitalization of software development costs	(491)	(228)	(703)	(704)
Payments for business acquisitions, net of cash acquired	-	-	(1,500)	(748)
Proceeds from sales of discontinued operations	167,501	-	167,501	-
	-
Net cash provided by (used in) investing activities	80,919	214	(10,358)	(22,140)

Financing Activities

Proceeds from issuance of shares upon exercise of share options and ESPP	5,878	3,676	23,011	15,506
Purchase of treasury shares	(30,000)	(32,399)	(48,384)	(81,578)
Dividends paid	(9,566)	(9,437)	(28,680)	(28,701)
Excess tax benefit from share-based payment arrangements	2,028	395	4,042	683
Earnout payments related to acquisitions	(24)	(5)	(286)	(158)

Net cash used in financing activities	(31,684)	(37,770)	(50,297)	(94,248)

Effect of exchange rates on cash and cash equivalents	(2,299)	(2,900)	(4,764)	(2,329)

Net change in cash and cash equivalents	96,438	(6,694)	145,233	(608)
Cash and cash equivalents, beginning of period	236,292	125,631	187,497	119,545

Cash and cash equivalents, end of period	$332,730	$118,937	$332,730	$118,937